United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____ .)

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTOR´S MEETING

Hour, Place and Date: On July 24th, 2006, at 16:00 p.m, held by conference call at the Company's branch located at Av. Brigadeiro Faria Lima, nº. 2277, - 4th floor, in the City of São Paulo - SP.

Attendance: The following Directors, who were regularly convoked, attended the metting: Carlos Alberto Vieira (Chairman of the Board of Directors), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, João Carlos Chede, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada e Sandra Meira Starling. José Luiz Braga, (Adjunct) Legal Director, acted as Secretary of the meeting.

Summary:

With term of office beggining on July 25th, 2006 and valid until the first meeting of the Board of Directors to be held after the General Ordinary Shareholder's Meeting of 2009, the following persons were re-elected as Aracruz's Executive Officers: as the Chief Executive Officer, CARLOS AUGUSTO LIRA AGUIAR, Brazilian, married, engineer, resident and domiciled in the City of Aracruz, State of Espírito Santo, bearer of the ID Card nº. 11.703.711/IICC-SP, issued on 05/23/1977 and enrolled in the Individuals Taxpayer's Register under nº. 032.209.829-72, with business address at Rodovia Aracruz/Barra do Riacho, Km. 25, s/nº, also in the City of Aracruz, State of Espírito Santo, and as Executive Officers, without any special designation, JOÃO FELIPE CARSALADE, Brazilian, married, business administrator, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, bearer of the ID nº 3.154.651/IFP-RJ, and enrolled with the Individuals Taxpayer's Register under nº. 468.913.667-04, with business address in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 2.277, - 4th floor; WALTER L¥DIO NUNES, Brazilian, married, mechanical engineer, resident and domicilied in the City of Aracruz, State of Espírito Santo, bearer of the ID nº 900446761-1/SSP/RS and enrolled with the Individuals Taxpayer's Register under nº 151.624.270-04, with business address at Rodovia Aracruz/Barra do Riacho, Km 25, s/nº, also in the City of Aracruz , State of Espírito Santo; and ISAC ROFFÉ ZAGURY, Brazilian, married, economist, resident and domicilied in the City of Rio de Janeiro, State of Rio de Janeiro, bearer of the ID nº 02397854-7/IFP/RJ, issued on 09/04/95 enrolled with the Individuals Taxpayer's Register under nº 261.319.197-04, with business address in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima nº 2.277, 4th floor, who was appointed as Investor Relations Officer. The reelected Executive Officers shall remain in their respective functions until their substitutes are invested, as set forth in paragraph 4th, of article 150 of Law 6.404/76. The positions of the Board of Executive Officers that have not been occupied shall remain vacant until further resolution. The Board of Executive Officers' monthly remuneration, which shall not impair possible rights related to the respective functions, shall be fixed annualy by the Board of Directors, in accordance with the recommendations of the Company's Remuneration Committee.

Closing:

After the unanimous approval of the subjects presented to deliberation, the meeting was closed and this minute was transcripted and signed by all the presents.

São Paulo, July 24th, 2006.

Carlos Alberto Vieira Chairman of the Board of Directors

José Luiz Braga Secretary

Haakon Lorentzen Eliezer Batista da Silva Luiz Aranha Corrêa do Lago Ernane Galvêas João Carlos Chede Raul Calfat Álvaro Luiz Veloso Nelson Koichi Shimada Sandra Meira Starling

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer